ClickStream Corporation

1801 Century Park East, Suite 1201

Los Angeles, CA 90067

May 21, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Mathew Derby, Esq.

Re:	ClickStream Corporation
Amendment No. 1 to Offering Statement on Form 1-A
Filed May 1, 2020
File No. 024-11183

Ladies and Gentlemen:

By letter dated May 12, 2020, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided ClickStream Corporation (the “Company”) with comments on the Company’s Amendment No. 1 to Offering Statement on Form 1-A, described above.

This letter contains the Company’s response to the Staff’s comments. The numbered response and the heading set forth below correspond to the numbered comments and heading in the Staff’s letter to the Offering Statement.

Amendment No. 1 to Offering Statement on Form 1-A

Related Party Transactions, page 23

1.	We note your response to prior comment 7 and that you identify each of the named parties as related parties. Please revise to tell us the nature of the relationship(s) for each party identified. In addition, we note that you have several outstanding notes held by the Kagel Law Client Trust Account, and have several settlement’s with Mr. Kagel. Please revise this section to provide the material terms of the notes and settlement agreements, and the nature of the related party relationship with Mr. Kagel.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Mathew Derby, Esq.

COMPANY’S RESPONSE

We have revised the table to identify the nature of the relationship for Irwin Meyer, Nate Bernard, and Parcae Capital Corp. We have deleted the reference to Kagel Law since we do not consider Mr. Kagel as a related party although Mr. Kagel has provided legal services to the Company as a non-officer General Counsel. As indicated next to their names, Mr. Handelman is our Chief Financial Officer and Mr. O’Hara is one of our directors. With regard to the notes held by the Kagel Law Trust Account, we have disclosed in a footnote the background of those notes. Pursuant to an oral comment from the Staff, we have indicated in the footnotes to the Description of Notes the interest payable thereunder. We also point out that we have revised the Offering Circular to among other things increase the offering amount and provide for a range in the offering price which required a revision to the dilution section and the use of proceeds. We have also added an additional officer.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

ClickStream Corporation
/s/ Michael Handelman
By Michael Handelman,
Chief Financial Officer

cc: David L. Ficksman